# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FLEXSTEEL INDUSTRIES INC, CIK 0000037472
CUSIP: 339382103
Title of class of securities: Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 385 BELL ST., DUBUQUE, Iowa (IA), 52001
Date of event which requires filing of this statement: 10/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-22-051485
Filed by CIK 0001940219

## Reporting persons
- Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 310,241; shared voting power 0; sole dispositive power 310,241; shared dispositive power 0; aggregate amount beneficially owned 310,241 (5.9% of the class)
- Jeffrey T. Bertsch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 310,241; shared voting power 0; sole dispositive power 310,241; shared dispositive power 0; aggregate amount beneficially owned 310,241 (5.9% of the class)
- Frank H. Bertsch Trust, No. 2 dated January 25, 1974: type of reporting person: other (OO); citizenship or place of organization: Iowa (IA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On October 7, 2025, the Frank H. Bertsch Trust, No. 2 dated January 25, 1974 (the "Terminated FHB Trust") was dissolved and a portion of the shares previously held by it were distributed to the Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987 (the "JTB Revocable Trust"). As a result, the Terminated FHB Trust no longer beneficially owns any shares of the issuer's common stock. Each of the JTB Revocable Trust and Jeffrey T. Bertsch, who is trustee of the JTB Revocable Trust and has sole power to vote and dispose of the shares held by the JTB Revocable Trust, remains a beneficial owner of more than 5 percent of the class of securities.

## Item 1. Issuer
Name of issuer: FLEXSTEEL INDUSTRIES INC
Address of issuer's principal executive offices: 385 BELL ST. DUBUQUE, IA, 52001

## Item 2. Person Filing
Name of person filing:
Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987 (the "JTB Revocable Trust")
Jeffrey T. Bertsch
Frank H. Bertsch Trust #2 (the "Terminated FHB Trust")
Address of principal business office or, if none, residence: c/o Barack Ferrazzano Kirschbaum & Nagelberg LLP, 200 W Madison St, Chicago, IL 60606
Citizenship: Jeffrey T. Bertsch is a United States citizen. The JTB Trust is domiciled in Arizona. The Terminated FHB Trust was domiciled in Iowa.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 310,241
Percent of class: 5.9%
Sole power to vote or to direct the vote: 310,241
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 310,241
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jeffrey T. Bertsch Amended and Restated Trust Agreement dated December 26, 1987: /s/ Jeffrey T. Bertsch, Jeffrey T. Bertsch, Trustee (10/08/2025)
- Jeffrey T. Bertsch: /s/ Jeffrey T. Bertsch, Jeffrey T. Bertsch (10/08/2025)
- Frank H. Bertsch Trust, No. 2 dated January 25, 1974: /s/ Jeffrey T. Bertsch, Jeffrey T. Bertsch, Trustee (10/08/2025)
- Frank H. Bertsch Trust, No. 2 dated January 25, 1974: /s/ F. Brooks Bertsch, F. Brooks Bertsch, Trustee (10/08/2025)